UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):    /  / Form 10-K   /  /Form 20-F    /  /Form 11-K  /X/Form 10-Q
               /  /Form N-SAR LJ  /  /Form N-CSR

                           For Period Ended: 03/31/05

/  /Transition Report on Form 10-K
/  /Transition Report on Form 20-F
/  /Transition Report on Form 11-K
/  /Transition Report on Form 10-Q
/  /Transition Report on Form N-SAR For the Transition Period Ended:
        ________________________________________________________________

  Read instruction (on back page) Before Preparing Form. Please Print or Type.
        ________________________________________________________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
_______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

LIGAND PHARMACEUTICALS INCORPORATED
_______________________________________________________________________________
Full Name of Registrant

NOT APPLICABLE
_______________________________________________________________________________
Former Name if Applicable

10275 SCIENCE CENTER DRIVE
_______________________________________________________________________________
Address of Principal Executive Office (`Street and Number)

SAN DIEGO, CA  92121
_______________________________________________________________________________
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule l2b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part Ill of this form could not be eliminated without unreasonable effort or expense

  /  /    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form LII N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 1 2b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, Il-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report on Form 10-Q of Ligand Pharmaceuticals Incorporated (the "Company") for the period ended March 31, 2005 could not be filed with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense due to the following reasons:

In connection with the Company's preparation of its consolidated financial statements for 2004 and the audit of those financial statements, the Audit Committee of the Board of Directors of the Company (the "Audit Committee") is conducting a review, with the assistance of management, of the Company's revenue recognition policies and accounting for product sales, including its estimates of product returns under SFAS 48 - "Revenue Recognition when Right of Return Exists" and question 9 of SAB 101 - "Revenue Recognition in Financial Statements." The review is expected to include the Company's revenue recognition policies and practices for current and past periods as well as the Company's internal control over financial reporting as it relates to these items. Until this review is completed, the Company is unable to file its Form 10-K for the period ended December 31, 2004 and subsequent periodic reports on 10-Q.

The Audit Committee retained Dorsey & Whitney LLP as independent counsel. The Audit Committee and its independent counsel retained PriceWaterhouseCoopers as their independent accounting consultants to assist in the review.

The Company is also reviewing the accounting and classification of its sales of royalty rights in its consolidated statements of operations.

No determination has been made as to whether any changes may be required in the Company's policies or accounting, how the items under review would be treated for accounting purposes, nor the magnitude of any changes that may be required. If it is determined that the accounting policies and/or historical accounting treatment require modification and the modifications are material, adjustments to the fiscal 2004 consolidated financial statements and/or restatement of prior 2004 financial results and one or more prior fiscal years or quarters may be required, which would reflect a material weakness in the Company's internal control over financial reporting.

The Audit Committee with the assistance of management is endeavoring to complete the review as soon as possible. The internal review will not be completed in sufficient time for the Company to: (i) complete its financial statements for the first fiscal quarter of 2005, (ii) assure that the information presented in the Form 10-Q complies with the requirements of the form and applicable federal securities laws and regulations, and (iii) file the Form 10-Q, within the prescribed period without unreasonable delay and expense.

The Company previously provided additional information concerning the status of these reviews and the Company's current expectations on this and related topics in its press releases dated March 17, March 30 and May 4, 2005.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification

Warner R. Broaddus              (858)                   550-7500
____________________            ______________          _________________
(Name)                          (Area Code)             (Telephone Number)


2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). Yes /  /      No/X/

     Form 10-K for the period ended December 31, 2004.

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? Yes /X/      No/    /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

No determination has been made as to whether any changes may be required in the Company's policies or accounting, how the items under review would be treated for accounting purposes, nor the magnitude of any changes that may be required. If it is determined that the accounting policies and/or historical accounting treatment require modification and the modifications are material, adjustments to the fiscal 2004 consolidated financial statements and/or restatement of prior 2004 financial results and one or more prior fiscal years or quarters may be required, which could result in a material weakness in the Company's internal control over financial reporting.

_______________________________________________________________________________

                       LIGAND PHARMACEUTICALS INCORPORATED
_______________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date   MAY 11, 2005
________________________________


By    /S/WARNER R. BROADDUS
________________________________
      Warner R. Broaddus
      General Counsel, Vice President & Secretary